FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 21, 2004

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]   No [ X]

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]   No [X]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________________

MECHEL AND UFG ANNOUNCE THE SALE OF MECHEL’S SHAREHOLDING IN MAGNITOGORSK IRON & STEEL WORLS OJSC TO A CONSORTIUM OF INVESTORS

Moscow, Russia - December 21, 2004 — Mechel (NYSE: MTL) and U.F.G.I.S. Trading Ltd., a company of the UFG Group (“UFG”), acting for a consortium of investors, today concluded an agreement for the sale by Mechel of its entire shareholding in Magnitogorsk Iron & Steel Works OJSC (“MMK”) to the consortium for $780 million.  Mechel and UFG also signed a mutual release agreement in which all potential claims between Mechel, on one hand, and MMK and its other shareholders, on the other, are waived in return for a payment of $90 million to Mechel.  In accordance with the terms of the agreement, full payment in the amount of $870 million was made and the transfer of shares completed today.

Commenting on the transaction, Mechel’s CEO, Vladimir Iorich, said, “We are very happy to have realized full value for our stake in MMK.  We intend to utilize these proceeds to continue the strategic expansion of our mining segment and further strengthen our leading positions in long products and specialty steel production.”

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Mechel Steel Group OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel Steel Group is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel Steel Group products are marketed domestically and internationally.

Russia’s leading investment bank, United Financial Group (UFG) celebrates its 10th anniversary in 2004.  During the past decade, UFG has assumed a leadership position in the Russian market and is recognized by investors as the foremost source of accurate, independent and relevant research and innovative investment solutions.  In November 2003, UFG formed a strategic partnership with Deutsche Bank AG, with Deutsche Bank acquiring a 40% stake in the group.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   December 21, 2004